Bruce Roesner · 3rd

Founder at GreenLifeTech Corporation

Durham, North Carolina, United States · Contact info

402 connections

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GreenLifeTech Corporation

Purdue University

Experience

Founder

GreenLifeTech Corporation · Full-time

Oct 2020 – Present · 9 mos

Banner Elk, North Carolina, United States

GreenLifeTech™ has developed a patent pending cost-effective technique (applicable across the entire food chain) to reduce the deterioration of fresh produce by removing oxygen from the ambient air, extending produce shelf life by as much as 5x.

Consultant

Self employed

Jul 2011 – Present · 10 yrs

President

V Track ID, Inc.

Mar 2013 – Oct 2020 · 7 yrs 8 mos

Banner Elk, NC

Developer of electronic system to remotely monitor a vehicle by communicating with the vehicle's computer.

CTO

FS Technologies

2010 – 2011 · 1 yr

Education

Purdue University

MSEE, PhD., Electronics

1970 – 1974

GMI

BSEE, Electrical Engineering

1965 – 1970

Skills & endorsements

RFID+ · 31

MAC Chinwala and 30 connections have given endorsements for this skill

Wireless · 22

Randal Roebuck and 21 connections have given endorsements for this skill

Product Management · 18


Endorsed by **Boris Y. Tsirline, PhD and 1 other who is highly skilled at this**

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